UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                          For the month of October 2003


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No X
                                     ---       ---

For further information, please contact:                         30 October 2003
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER



                                     DE RIGO
            announces sales results for the first nine months of 2003

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 387.8 m(1) in the nine months ended September 30, 2003, a 0.6% decrease as compared with the same period last year. Overall sales were negatively affected by the appreciation of the Euro against other currencies, particularly with regard to the translation into Euro of sales made in Pounds Sterling, Japanese Yen and Hong Kong Dollars. When calculated on a constant exchange rate basis(2), De Rigo's consolidated net sales increased by 4.5%.

Highlights of the Group's unaudited sales results for the first nine months of 2003 include:

o Consolidated net sales amounted to EUR 387.8 m, as compared with EUR 390.0 m posted during the same period last year.
o Wholesale & manufacturing sales amounted to EUR 103.1 m, a decrease of 4.7% as compared with EUR 108.2 m during the first nine months of last year, primarily reflecting softer sales results in certain European markets and lower sales to Eyewear International Distribution ("EID"), De Rigo's former joint venture with the Prada Group. Foreign currency translation differences accounted for a decrease of 1.7% in the total figure.
o    Sales through retail companies increased by 0.4% to EUR 276.1 m from EUR
     275.0 m during the same period last year. When calculated on a constant exchange rate basis, sales through the retail companies increased by 6.9%.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis, as well as sales for each of its three principal business segments during all or a portion of the periods under review: wholesale & manufacturing, retail and EID. In calculating its consolidated net sales and revenues, De Rigo has eliminated the intercompany sales among the Group's business segments, as detailed in the following table:


------------
(1) The Group reports its results in Euro. On October 29th, 2003, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD
1.1684. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy ("Italian GAAP").
(2) For more details on these currency effects, including a reconciliation of the constant exchange rate results to the Group's Italian GAAP sales results, see the tables on page 2 of this release.


NET SALES BY BUSINESS SEGMENT (Euro in millions)

                                   ----------------------------------------------------------------------------
                                     9M 2002      9M 2003                 9M 2003         9M 2003
                                     Reported    Reported   % change     Effect of       Sales at     % change
                                      sales        sales                application      constant
                                                                        of constant   exchange rates
                                                                       exchange rates  (Non-GAAP)(3)
                                   ----------------------------------------------------------------------------
Wholesale & Manufacturing               108.2       103.1     -4.7%           1.8           104.9        -3.0%
Retail                                  275.0       276.1     +0.4%          17.9           294.0        +6.9%
         - D&A                          181.0       176.0     -2.8%          17.9           193.9        +7.1%
         - GO                            94.0       100.1     +6.5%           0.0           100.1        +6.5%
EID(4)                                   20.9        19.8     -5.3%           0.0            19.8        -5.3%
Elimination of Intercompany Sales       -14.1       -11.2    -20.6%           0.0           -11.2       -20.6%
                                   ----------------------------------------------------------------------------
Consolidated net sales                  390.0       387.8     -0.6%          19.7           407.5        +4.5%
                                   ----------------------------------------------------------------------------

Consolidated net sales

The Group's consolidated net sales of EUR 387.8 m for the first nine months of 2003 were broken down as follows: eyewear sales of EUR 184.9 m, lens sales of EUR 109.4 m, contact lens sales of EUR 55.3 m, and other sales and revenues of EUR 38.2 m, as compared with sales of EUR 186.6 m, EUR 106.4 m, EUR 56.8 m and EUR 40.2 m, respectively, for the first nine months of last year.

Foreign currency translation differences had a negative effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, Japanese Yen and Hong Kong Dollar, as the average exchange rates for these currencies during the first nine months of 2003 were less favourable to the Group than those during the same period last year. When calculated on a constant exchange rate basis, De Rigo's consolidated net sales for the period increased by 4.5%.

Analysing consolidated net sales by geographic area, net sales in Europe decreased by 2.0% to EUR 348.7 m, primarily as a result of the appreciation of the Euro against the Pound Sterling. Net sales in the Americas increased by 5.6% to EUR 9.4 m, primarily due to higher unit sales in the US market. Net sales in the Rest of the World increased by 17.9% to EUR 29.7 m, primarily as a result of increased unit sales in the Far East region, the positive effects of which were only partially offset by the unfavourable trend in Japanese Yen and Hong Kong Dollar exchange rates.

------------
(3) In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for the first nine months of 2003 on the basis of the same average exchange rates used to calculate sales for the first nine months of 2002. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis.

The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

(4) As previously announced, on July 23, 2003, De Rigo sold its 51% interest in EID, the former joint venture for the marketing and distribution of Prada eyewear, to the Prada Group. As a consequence of this transaction, EID is no longer one of De Rigo's business segments and its results for the third quarter of 2003 have not been consolidated in the De Rigo Group's results for that period. Accordingly, the EUR 19.8 m in sales reported for the former segment in the first nine months of 2003 only reflects EID's results for the first six months of 2003, prior to the Group's sale of its interest. In the third quarter of 2002, EID's net sales amounted to EUR 5.9 m.


The overall consolidated net sales results reflected the contribution of the Group's principal business segments:

Wholesale & manufacturing

Wholesale & manufacturing sales amounted to EUR 103.1 m, a decrease of 4.7% as compared with EUR 108.2 m posted in the same period last year. When calculated on a constant exchange rate basis, the business segment's sales decreased by 3.0%

The decrease in wholesale & manufacturing sales was primarily due to a decline in unit sales in certain European markets, primarily in Italy, as well as to lower sales to EID.

Softer sales in certain European markets and to EID were partially offset by strong growth in the Rest of the World area, where the segment posted a 20.6% increase in sales. The increase was driven by very good results in the Far East region that were primarily attributable to higher sales of the Group's luxury/designer brands.

The Group is now marketing a new collection of sunglasses under its Police brand, for which David Beckham, the English national team and Real Madrid football star, will be the spokesman.

As previously reported, the Formula One world champion Michael Schumacher is the spokesman for the Group's Sting brand in its world-wide marketing campaign.

Retail

Sales through the retail companies amounted to EUR 276.1 m, an increase of 0.4% as compared with sales of EUR 275.0 m in the same period last year. When calculated at constant exchange rates, net sales through the retail companies increased by 6.9%.

The following table set forth retail net sales and store network by the Group's two retail chains: Dollond & Aitchison ("D&A"), the Group's British retail chain, and General Optica ("GO"), the Group's Spanish retail chain.

                -------------------------------  -------------------------------  -----------------------------------
                 9M 2002    9M 2003                30 Sep 02  30 Sep 03              30 Sep 02     30 Sep 03
                (euro) in  (euro) in       %        Owned      Owned      Unit       Franchised    Franchised   Unit
                 millions   millions    Change      stores     stores    change        stores        stores    change
                -------------------------------  -------------------------------  -----------------------------------
D&A                 181.0      176.0     -2.8%         233        232       -1             149          144      -5

GO                   94.0      100.1     +6.5%         140        141       +1               0           11     +11

                -------------------------------  -------------------------------  -----------------------------------
Total Retail        275.0      276.1     +0.4%         373        373       -              149          155      +6
                -------------------------------  -------------------------------  -----------------------------------

Sales at D&A grew by 7.1% in Pound Sterling terms, while same store sales per working day increased by 7.3%. In Euro terms, D&A's sales totalled EUR 176.0 m, a decrease of 2.8% as compared with sales of EUR 181.0 m posted in the same period last year, reflecting the decline in the value of the Pound Sterling against the Euro. Sales of franchised stores during the period amounted to EUR
56.7 m as compared with EUR 61.5 m last year; in Pound Sterling terms, sales of franchised stores increased by 1.6%. The notable increase in D&A's sales in Pound Sterling terms, which was achieved in a very difficult environment marked by a decline in overall demand, was primarily attributable to D&A's aggressive marketing activity and substantial improvements in the level of service provided by the lens plants sold to BBGR, following the completion of their restructuring process. At September 30, 2003, D&A operated a network of 232 owned shops and 144 franchised shops.

GO reported sales of EUR 100.1 m, an increase of 6.5% as compared to sales of EUR 94.0 m in the same period last year. The 6.5% increase was achieved on top of a 12.7% sales increase posted in the first nine months of 2002. Same store sales per working day increased by 5.0%, on top of a 9.3% increase recorded in the first nine months of 2002. Management believes that GO has continued to gain market share in an essentially flat Spanish market, primarily as a result of the opening of additional company-owned stores, the launch of its franchise network and higher sales of sunglasses. At September 30, 2003, GO operated a network of 141 owned shops and 11 franchised shops.


                                      *****

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: October 30, 2003                    DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       -----------------
                                                       Ennio De Rigo
                                                       Chairman of the Board and
                                                       Chief Executive Officer